FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For September 5, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated September 5, 2007

2.

Material Change Report dated September 5, 2007 (re: September 5/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  September 5, 2007

By:

“Tony M. Ricci”

 (Name)

Its:

Chief Financial Officer

(Title)

Click here for a printer-friendly PDF version

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Reports New Drill Results

- Extends Mineralization Between Molejon Gold and Petaquilla Copper Projects -

Vancouver, BC – September 5, 2007:  Petaquilla Minerals (“Petaquilla” or the “Company”)  today provided further results and details concerning its ongoing 40,000 metre drill program at its 100% owned Molejon Gold Project and Petaquilla Copper Ltd.’s (“Petaquilla Copper”) adjoining Botija Abajo/Brazo project zone, also known as The El Real copper gold trend.

The Company is the single largest shareholder of Petaquilla Copper holding 22.189 million shares.

The Company is currently active in five different zones in its various concessions in Panama.  The mineral concessions total 795 square kilometres, of which 136 square kilometres comprise the Petaquilla concession held by the Minera Petaquilla joint venture partners including Petaquilla Copper.  The entire Petaquilla concession currently has a total of 11 drill rigs working 24 hours a day with three additional drill rigs to be on the property by the end of 2007 for a total of 14 working drill rigs.  Less than 50 square kilometres of the Petaquilla concession area have been explored in the subsurface, so the Company will use the increased drill capacity to start exploration in the unexplored majority of the concession lands.

The first 11 drill holes from the Botija Abajo drill program were released on February 26, 2007, and since then, Petaquilla Copper has drilled 81 additional diamond drill holes in the Botija Abajo/Brazo project zone.  Work continues in the Botija Abajo central area, where infill and step-out drilling has been underway since January 2007.  A detailed map with all assayed drill holes and drilled holes awaiting assay results will be posted on the homepage of the Company’s website.  Please reference this drill map for current and all future press releases as the Company will be updating this map as new results become available.

A total of six drill rigs are currently working on a mineralized gold and copper trend between Molejon and Botija Abajo/Brazo, known as the El Real trend.  Results from drill holes BA-07-332, BA-07-334 and BA-07-317 show that the zone is much larger in size, that the area has a new silver zone and confirms the mineralized trend between the Botija Abajo, Botija Abajo West, Brazo and Molejon open pit.  The overall goal of this large scale, wide spaced drill program is to identify and delineate the many targets on the El Real Trend and tie the Botija Abajo/Brazo zone to the Molejon open pit gold deposit.

Work in the Brazo zone is expected to begin by way of a new drill program starting in late 2007.  Historic drilling in the Brazo zone demonstrates mineralization and was modeled in the 1997 Fluor Daniel Wright study as a pre-43-101 resource.  One such historic drill hole BR-94-054, contained continuous copper values along 291.8 meters of core that averaged 0.628% copper equivalent.  Below are the latest drill results from the Botija Abajo/Brazo section of the El Real trend.

HOLE	Intercept (m)	From	To	Ave Au ppm	Ave Ag ppm	Ave Cu %	Cu equivalent %
BA-06-193	36.30	0.00	36.30	1.051	1.869	0.588	1.460
BA-06-199	3.50	3.00	6.50	1.266	1.063	0.143	1.177
BA-06-211	9.00	23.40	32.40	0.383	2.517	0.835	1.180
BA-06-217	10.50	0.00	10.50	0.741	0.414	0.012	0.614
BA-07-245	13.50	6.50	20.00	1.268	0.344	0.035	1.059
BA-07-245	17.70	41.20	58.90	0.098	8.290	0.954	1.154
BA-07-248	21.00	0.00	21.00	1.349	no data	0.029	1.113
BA-07-248	17.80	30.00	47.80	0.073	no data	0.896	0.954
BA-07-250	20.40	21.45	41.85	0.641	2.649	0.281	0.835
BA-07-250	7.50	51.30	58.80	0.062	1.340	0.937	1.006
BA-07-260	15.50	16.50	32.00	0.079	9.336	0.322	0.521
BA-07-264	No significant intercepts
BA-07-269	82.22	10.20	92.42	0.868	4.010	0.576	1.332
	includes 37.05 meters at 2.083 Cu equivalent
BA-07-271	No significant intercepts
BA-07-271A
BA-07-276	52.04	22.40	74.44	0.157	1.753	0.375	0.527
BA-07-277	No significant intercepts
BA-07-280	4.80	32.65	37.45	0.048	3.085	0.350	0.433
HOLE	Intercept (m)	From	To	Ave Au ppm	Ave Ag ppm	Ave Cu %	Cu equivalent %
BA-07-281	20.50	38.50	59.00	0.441	4.760	0.738	1.163
BA-07-282	26.40	15.20	41.60	2.144	3.496	0.107	1.881
BA-07-283	62.57	32.94	96.14	0.846	2.501	0.688	1.404
BA-07-285	23.45	20.00	43.45	0.211	1.614	0.600	0.794
BA-07-286	No significant intercepts
BA-07-287	16.70	3.90	20.60	0.156	3.982	0.447	0.631
BADH-291	12.00	32.23	44.23	0.138	4.488	0.729	0.905
BADH-292	No significant intercepts
BADH-293	26.94	16.61	43.55	0.141	1.361	0.437	0.570
BADH-293A	13.50	46.00	59.50	0.314	2.489	0.828	1.117
BADH-294	16.21	10.30	26.51	0.110	1.216	0.318	0.424
BADH-295	No significant intercepts
BADH-296	8.20	6.35	14.55	0.110	1.507	0.833	0.944
BADH-297	5.80	19.50	25.30	0.067	1.307	0.745	0.818
BADH-298	7.50	18.86	26.36	0.464	2.500	0.674	1.083
BADH-299	No significant intercepts
BADH-300	17.91	27.00	44.91	0.755	4.293	1.055	1.724
BADH-300	3.00	103.41	106.41	0.590	2.750	1.065	1.579
BADH-301	8.24	21.51	29.75	0.189	2.180	0.953	1.137

HOLE	Intercept (m)	From	To	Ave Au ppm	Ave Ag ppm	Ave Cu %	Cu equivalent %
BADH-303	15.60	20.70	36.30	0.359	6.329	1.778	2.160
BADH-303	10.53	59.10	69.63	1.028	3.591	0.889	1.768
BADH-304	18.93	3.85	22.78	0.103	2.973	0.445	0.572
BADH-305	27.00	29.25	56.25	0.294	2.303	0.694	0.964
BADH-305	10.50	73.98	84.48	0.330	2.086	0.458	0.754
BADH-307	No significant intercepts
BADH-308
BADH-310	30.00	0.00	30.00	1.539	4.330	0.557	1.857
BADH-310	28.50	69.05	97.55	0.300	2.803	0.467	0.749
BADH-311	No significant intercepts
BADH-312
BADH-313	6.20	37.30	43.50	0.198	1.961	0.580	0.768
BADH-313	4.35	76.00	80.35	0.146	2.827	0.652	0.811
BADH-314	No significant intercepts
BADH-315
BADH-316
BADH-317	25.20	13.50	38.70	0.000	15.278	0.000	0.223
BADH-318	2.95	22.55	25.50	0.216	7.523	0.789	1.072
BADH-318	3.00	38.00	41.00	0.520	9.350	0.790	1.345
HOLE	Intercept (m)	From	To	Ave Au ppm	Ave Ag ppm	Ave Cu %	Cu equivalent %
BADH-319	No significant intercepts
BADH-320	11.50	26.00	37.50	0.251	1.039	0.533	0.750
BADH-321	12.00	19.70	31.70	0.000	7.763	0.331	0.445
BADH-321	13.50	82.70	96.20	0.177	6.144	0.234	0.466
BADH-322	11.40	18.00	29.40	0.599	1.910	0.465	0.974
BADH-323	8.35	83.65	92.00	0.151	0.607	0.574	0.705
BADH-324	No significant intercepts
BADH-325	38.60	23.00	61.60	0.255	2.442	0.909	1.150
BADH-326	No significant intercepts
BADH-327A
BADH-328	19.00	3.00	22.00	0.133	0.791	0.509	0.628
BADH-329	9.00	31.35	40.35	0.085	3.883	0.868	0.993
BADH-330	No significant intercepts
BADH-331	14.60	34.40	49.00	0.271	2.618	0.574	0.830
BADH-331	6.20	68.45	74.65	0.109	4.835	0.407	0.565
BADH-332	12.00	34.50	46.50	0.048	0.552	0.597	0.643
BADH-332	70.50	61.50	132.00	0.144	0.983	0.632	0.762
BADH-332	15.00	144.00	159.00	0.136	0.770	0.772	0.892
BADH-333	No significant intercepts
BADH-334	22.55	35.55	58.10	0.116	2.442	0.774	0.902
BADH-335	No significant intercepts
BADH-336
BADH-337	No significant intercepts
BADH-338
BADH-339	No significant intercepts
BADH-340
BR94054	291.80	18.50	310.30	0.095	0.837	0.540	0.628

Notes:

(1)  Metal values used in the copper equivalent calculation are as follows: $550/oz Au,

      $10/oz Ag, and $1.8/lb Cu.

(2)  The copper equivalent grade is calculated by multiplying the weighted average grade of each metal by the metal price (in the same units) and dividing the product by the copper  price.

(3)  All grades reported are contained grades, no recovery information was used in the calculation.

(4)

 Note that hole BR94054 was drilled in 1994 by Adrian Resources, These results while deemed reasonable, may not be directly comparable to the results from the current drill program. The results are included here to demonstrate the potential strike length and continuity of the El Real system, currently being explored. Please see associated map.

Further drilling is taking place on a new extension of the Molejon deposit in the North Central zone outside of the current pit outline.  The first results from this program were released August 1, 2007, and demonstrated very positive results from the infill drilling of inferred resources and step-out drilling, along strike in the new North Central extension of the deposit.  Two drill rigs continue to work these areas to define these new mineralization trends.

The Company is also commencing a new drill program in the Lata prospect which lies 3 kilometres northwest of Petaquilla Copper’s joint venture Petaquilla deposit.  This gold prospect lies on a fault zone that is interpreted to be over two kilometres in length and 300 metres wide.  Soil geochemistry in this zone, as well as some historic drilling such as drill holes LA-95-138 and LA-95-140 suggest numerous targets along the 2 kilometre strike length and will be the focus of this drill program.  The remaining drill rigs are working on Petaquilla Copper’s joint venture area, specifically in Valle Grande, Vega and Vega East project zones, as well as some sterilization drilling in the Nada area.

Petaquilla CEO Richard Fifer said, “The entire Petaquilla Concession has only seen drilling on 50 of 795 square kilometres, so we are currently engaged in a monumental drill campaign to better outline the potential of historically known mineralization and to explore new areas for the first time.  The Botija Abajo/Brazo zone is consistently revealing new targets and deepening mineralization.  We are also particularly excited by what we are seeing at Petaquilla Copper’s Valle Grande zone because historic drilling there demonstrated the potential for an additional 300 million tonnes of resources that were not included in the 1998 Feasibility Study by AMEC, but were included in the follow up study by Fluor Daniel Wright.  These most recent results not only confirm the potential for increasing the tonnage, but have also demonstrated some of the highest grades of both copper and molybdenum in this zone”.

The QP, Sean C. Muller, P.Geo., has been overseeing the drilling programs.  He has over 30 years experience working in the development and oversight of base and precious metals deposits.   He is ensuring that the appropriate QA protocols are being followed and that the data is being qualified under strict QC.  The ultimate goal of this work is to further delineate mineralization and to take the resources to National Instrument 43-101 compliance.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll Free:   1-877-694-0021

Website:   www.petaquilla.com

or

Andreas Curkovic

The Equicom Group

416-815-0700

acurkovic@equicomgroup.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

September 5, 2007

Item 3.

News Release

The Company’s news release dated September 5, 2007, was disseminated by Marketwire, Incorporated on September 5, 2007.

Item 4.

Summary of Material Change

The Company announced new drill results and provided a description of the ongoing drilling program.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated September 5, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Reports New Drill Results

- Extends Mineralization Between Molejon Gold and Petaquilla Copper Projects -

Vancouver, BC – September 5, 2007:  Petaquilla Minerals (“Petaquilla” or the “Company”)  today provided further results and details concerning its ongoing 40,000 metre drill program at its 100% owned Molejon Gold Project and Petaquilla Copper Ltd.’s (“Petaquilla Copper”) adjoining Botija Abajo/Brazo project zone, also known as The El Real copper gold trend.

The Company is the single largest shareholder of Petaquilla Copper holding 22.189 million shares.

The Company is currently active in five different zones in its various concessions in Panama.  The mineral concessions total 795 square kilometres, of which 136 square kilometres comprise the Petaquilla concession held by the Minera Petaquilla joint venture partners including Petaquilla Copper.  The entire Petaquilla concession currently has a total of 11 drill rigs working 24 hours a day with three additional drill rigs to be on the property by the end of 2007 for a total of 14 working drill rigs.  Less than 50 square kilometres of the Petaquilla concession area have been explored in the subsurface, so the Company will use the increased drill capacity to start exploration in the unexplored majority of the concession lands.

The first 11 drill holes from the Botija Abajo drill program were released on February 26, 2007, and since then, Petaquilla Copper has drilled 81 additional diamond drill holes in the Botija Abajo/Brazo project zone.  Work continues in the Botija Abajo central area, where infill and step-out drilling has been underway since January 2007.  A detailed map with all assayed drill holes and drilled holes awaiting assay results will be posted on the homepage of the Company’s website.  Please reference this drill map for current and all future press releases as the Company will be updating this map as new results become available.

A total of six drill rigs are currently working on a mineralized gold and copper trend between Molejon and Botija Abajo/Brazo, known as the El Real trend.  Results from drill holes BA-07-332, BA-07-334 and BA-07-317 show that the zone is much larger in size, that the area has a new silver zone and confirms the mineralized trend between the Botija Abajo, Botija Abajo West, Brazo and Molejon open pit.  The overall goal of this large scale, wide spaced drill program is to identify and delineate the many targets on the El Real Trend and tie the Botija Abajo/Brazo zone to the Molejon open pit gold deposit.

Work in the Brazo zone is expected to begin by way of a new drill program starting in late 2007.  Historic drilling in the Brazo zone demonstrates mineralization and was modeled in the 1997 Fluor Daniel Wright study as a pre-43-101 resource.  One such historic drill hole BR-94-054, contained continuous copper values along 291.8 meters of core that averaged 0.628% copper equivalent.  Below are the latest drill results from the Botija Abajo/Brazo section of the El Real trend.

HOLE	Intercept (m)	From	To	Ave Au ppm	Ave Ag ppm	Ave Cu %	Cu equivalent %
BA-06-193	36.30	0.00	36.30	1.051	1.869	0.588	1.460
BA-06-199	3.50	3.00	6.50	1.266	1.063	0.143	1.177
BA-06-211	9.00	23.40	32.40	0.383	2.517	0.835	1.180
BA-06-217	10.50	0.00	10.50	0.741	0.414	0.012	0.614
BA-07-245	13.50	6.50	20.00	1.268	0.344	0.035	1.059
BA-07-245	17.70	41.20	58.90	0.098	8.290	0.954	1.154
BA-07-248	21.00	0.00	21.00	1.349	no data	0.029	1.113
BA-07-248	17.80	30.00	47.80	0.073	no data	0.896	0.954
BA-07-250	20.40	21.45	41.85	0.641	2.649	0.281	0.835
BA-07-250	7.50	51.30	58.80	0.062	1.340	0.937	1.006
BA-07-260	15.50	16.50	32.00	0.079	9.336	0.322	0.521
BA-07-264	No significant intercepts
BA-07-269	82.22	10.20	92.42	0.868	4.010	0.576	1.332
	includes 37.05 meters at 2.083 Cu equivalent
BA-07-271	No significant intercepts
BA-07-271A
BA-07-276	52.04	22.40	74.44	0.157	1.753	0.375	0.527
BA-07-277	No significant intercepts
BA-07-280	4.80	32.65	37.45	0.048	3.085	0.350	0.433
HOLE	Intercept (m)	From	To	Ave Au ppm	Ave Ag ppm	Ave Cu %	Cu equivalent %
BA-07-281	20.50	38.50	59.00	0.441	4.760	0.738	1.163
BA-07-282	26.40	15.20	41.60	2.144	3.496	0.107	1.881
BA-07-283	62.57	32.94	96.14	0.846	2.501	0.688	1.404
BA-07-285	23.45	20.00	43.45	0.211	1.614	0.600	0.794
BA-07-286	No significant intercepts
BA-07-287	16.70	3.90	20.60	0.156	3.982	0.447	0.631
BADH-291	12.00	32.23	44.23	0.138	4.488	0.729	0.905
BADH-292	No significant intercepts
BADH-293	26.94	16.61	43.55	0.141	1.361	0.437	0.570
BADH-293A	13.50	46.00	59.50	0.314	2.489	0.828	1.117
BADH-294	16.21	10.30	26.51	0.110	1.216	0.318	0.424
BADH-295	No significant intercepts
BADH-296	8.20	6.35	14.55	0.110	1.507	0.833	0.944
BADH-297	5.80	19.50	25.30	0.067	1.307	0.745	0.818
BADH-298	7.50	18.86	26.36	0.464	2.500	0.674	1.083
BADH-299	No significant intercepts
BADH-300	17.91	27.00	44.91	0.755	4.293	1.055	1.724
BADH-300	3.00	103.41	106.41	0.590	2.750	1.065	1.579
BADH-301	8.24	21.51	29.75	0.189	2.180	0.953	1.137

HOLE	Intercept (m)	From	To	Ave Au ppm	Ave Ag ppm	Ave Cu %	Cu equivalent %
BADH-303	15.60	20.70	36.30	0.359	6.329	1.778	2.160
BADH-303	10.53	59.10	69.63	1.028	3.591	0.889	1.768
BADH-304	18.93	3.85	22.78	0.103	2.973	0.445	0.572
BADH-305	27.00	29.25	56.25	0.294	2.303	0.694	0.964
BADH-305	10.50	73.98	84.48	0.330	2.086	0.458	0.754
BADH-307	No significant intercepts
BADH-308
BADH-310	30.00	0.00	30.00	1.539	4.330	0.557	1.857
BADH-310	28.50	69.05	97.55	0.300	2.803	0.467	0.749
BADH-311	No significant intercepts
BADH-312
BADH-313	6.20	37.30	43.50	0.198	1.961	0.580	0.768
BADH-313	4.35	76.00	80.35	0.146	2.827	0.652	0.811
BADH-314	No significant intercepts
BADH-315
BADH-316
BADH-317	25.20	13.50	38.70	0.000	15.278	0.000	0.223
BADH-318	2.95	22.55	25.50	0.216	7.523	0.789	1.072
BADH-318	3.00	38.00	41.00	0.520	9.350	0.790	1.345
HOLE	Intercept (m)	From	To	Ave Au ppm	Ave Ag ppm	Ave Cu %	Cu equivalent %
BADH-319	No significant intercepts
BADH-320	11.50	26.00	37.50	0.251	1.039	0.533	0.750
BADH-321	12.00	19.70	31.70	0.000	7.763	0.331	0.445
BADH-321	13.50	82.70	96.20	0.177	6.144	0.234	0.466
BADH-322	11.40	18.00	29.40	0.599	1.910	0.465	0.974
BADH-323	8.35	83.65	92.00	0.151	0.607	0.574	0.705
BADH-324	No significant intercepts
BADH-325	38.60	23.00	61.60	0.255	2.442	0.909	1.150
BADH-326	No significant intercepts
BADH-327A
BADH-328	19.00	3.00	22.00	0.133	0.791	0.509	0.628
BADH-329	9.00	31.35	40.35	0.085	3.883	0.868	0.993
BADH-330	No significant intercepts
BADH-331	14.60	34.40	49.00	0.271	2.618	0.574	0.830
BADH-331	6.20	68.45	74.65	0.109	4.835	0.407	0.565
BADH-332	12.00	34.50	46.50	0.048	0.552	0.597	0.643
BADH-332	70.50	61.50	132.00	0.144	0.983	0.632	0.762
BADH-332	15.00	144.00	159.00	0.136	0.770	0.772	0.892
BADH-333	No significant intercepts
BADH-334	22.55	35.55	58.10	0.116	2.442	0.774	0.902
BADH-335	No significant intercepts
BADH-336
BADH-337	No significant intercepts
BADH-338
BADH-339	No significant intercepts
BADH-340
BR94054	291.80	18.50	310.30	0.095	0.837	0.540	0.628

Notes:

(1)  Metal values used in the copper equivalent calculation are as follows: $550/oz Au,

      $10/oz Ag, and $1.8/lb Cu.

(2)  The copper equivalent grade is calculated by multiplying the weighted average grade of each metal by the metal price (in the same units) and dividing the product by the copper  price.

(3)  All grades reported are contained grades, no recovery information was used in the calculation.

(5)

 Note that hole BR94054 was drilled in 1994 by Adrian Resources, These results while deemed reasonable, may not be directly comparable to the results from the current drill program. The results are included here to demonstrate the potential strike length and continuity of the El Real system, currently being explored. Please see associated map.

Further drilling is taking place on a new extension of the Molejon deposit in the North Central zone outside of the current pit outline.  The first results from this program were released August 1, 2007, and demonstrated very positive results from the infill drilling of inferred resources and step-out drilling, along strike in the new North Central extension of the deposit.  Two drill rigs continue to work these areas to define these new mineralization trends.

The Company is also commencing a new drill program in the Lata prospect which lies 3 kilometres northwest of Petaquilla Copper’s joint venture Petaquilla deposit.  This gold prospect lies on a fault zone that is interpreted to be over two kilometres in length and 300 metres wide.  Soil geochemistry in this zone, as well as some historic drilling such as drill holes LA-95-138 and LA-95-140 suggest numerous targets along the 2 kilometre strike length and will be the focus of this drill program.  The remaining drill rigs are working on Petaquilla Copper’s joint venture area, specifically in Valle Grande, Vega and Vega East project zones, as well as some sterilization drilling in the Nada area.

Petaquilla CEO Richard Fifer said, “The entire Petaquilla Concession has only seen drilling on 50 of 795 square kilometres, so we are currently engaged in a monumental drill campaign to better outline the potential of historically known mineralization and to explore new areas for the first time.  The Botija Abajo/Brazo zone is consistently revealing new targets and deepening mineralization.  We are also particularly excited by what we are seeing at Petaquilla Copper’s Valle Grande zone because historic drilling there demonstrated the potential for an additional 300 million tonnes of resources that were not included in the 1998 Feasibility Study by AMEC, but were included in the follow up study by Fluor Daniel Wright.  These most recent results not only confirm the potential for increasing the tonnage, but have also demonstrated some of the highest grades of both copper and molybdenum in this zone”.

The QP, Sean C. Muller, P.Geo., has been overseeing the drilling programs.  He has over 30 years experience working in the development and oversight of base and precious metals deposits.   He is ensuring that the appropriate QA protocols are being followed and that the data is being qualified under strict QC.  The ultimate goal of this work is to further delineate mineralization and to take the resources to National Instrument 43-101 compliance.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll Free:   1-877-694-0021

Website:   www.petaquilla.com

or

Andreas Curkovic

The Equicom Group

416-815-0700

acurkovic@equicomgroup.com